UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2009.

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the transition period from ________ to ________.

Commission File Number:  0-16284

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

TechTeam Global Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

TechTeam Global, Inc.
27335 W. 11 Mile Road
Southfield, MI  48033

TechTeam Global Retirement Savings Plan
Audited Financial Statements and Supplemental Schedules

Report of Independent Registered Public Accounting Firm

Plan Administrator
TechTeam Global Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the TechTeam Global Retirement Savings Plan as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2009 and 2008, and the changes in its net assets available for benefits for the year then ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental Schedule of Assets (Held at End of Year) as of December 31, 2009, and Schedule of Reportable 5% Transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP
Detroit, MI

June 24, 2010

TechTeam Global Retirement Savings Plan
Statements of Net Assets Available for Benefits

	December 31,
	2009	2008
Assets
Investments, at fair value:
Pooled separate accounts	$7,165,171	$5,083,051
Mutual funds	3,206,386	2,600,792
Unallocated contracts	1,586,407	1,891,879
TechTeam Global, Inc. common stock	4,022,736	3,168,944
Participant loans	498,396	593,392
Total investments	16,479,096	13,338,058

Contributions receivable:
Participants	54,528	61,366
Employer	—	28,157
Total contributions receivable	54,528	89,523

Net assets available for benefits	$16,533,624	$13,427,581

See accompanying notes.

TechTeam Global Retirement Savings Plan
Statement of Changes in Net Assets Available for Benefits
Year ended December 31, 2009

Additions
Investment income:
Net appreciation in fair value of investments	$3,211,224
Dividends and interest	54,821
Total investment income	3,266,045

Contributions:
Participants	1,694,323
Employer	306,093
Rollover	76,481
Total contributions	2,076,897

Total additions	5,342,942

Deductions
Benefits paid to participants	2,227,251
Administrative fees	9,648
Total deductions	2,236,899

Increase in net assets available for benefits	3,106,043

Net assets available for benefits at beginning of year	13,427,581
Net assets available for benefits at end of year	$16,533,624

See accompanying notes.

TechTeam Global Retirement Savings Plan
Notes to the Financial Statements
December 31, 2009

1. Description of the Plan

The following description of the TechTeam Global Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering eligible, full-time employees of TechTeam Global, Inc. (the “Company”) and TechTeam Cyntergy, LLC, a domestic subsidiary of the Company. Employees of other domestic subsidiaries of the Company are covered under a separate plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Employees become eligible to participate in the Plan on the first day of the month following three months from their date of hire.

Contributions

Participants may contribute up to 75% of pretax annual compensation, as defined in the Plan document, subject to the legislated limitations. Participants may also contribute amounts representing distributions from other qualified plans. A participant may direct their contributions to any of the Plan’s fund options.

The Company may make discretionary matching contributions to the Plan, which are contributed into the TechTeam Global Stock Fund. During 2008 and 2009, the Company elected to make matching contributions on a dollar-for-dollar basis on the first 1% of a participant’s base compensation and match an additional 50 cents on each dollar contributed that is between 1% to 6% of a participant’s base compensation. The Company suspended matching contributions under the Plan for all employees effective April 27, 2009.

Participants generally cannot redirect Company contributions to other fund options. In 2007, the Company implemented rules relating to the Pension Protection Act of 2006, which require plans to allow participants the option to diversify from employer stock. As a result, participants age 55 and older had 100% of their employer match transferred to a diversifiable fund, whereby each participant has an option to transfer Company contributions into investments other than the TechTeam Global Stock Fund.

TechTeam Global Retirement Savings Plan
Notes to the Financial Statements (continued)

1. Description of the Plan (continued)

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of the Company’s contributions, investment earnings and Plan expenses. Allocations are based on participant earnings or account balances, as defined.

Vesting

Participants are immediately vested in their contributions. The Plan’s vesting provisions changed effective January 1, 2008, such that participants will become fully vested in Company contributions upon completion of two years of service, as well as upon death, disability or retirement. Participants hired prior to January 1, 2008 became fully vested in Company contributions upon completion of one year of service, as well as upon death, disability or retirement at designated ages.

Forfeitures

The Company is permitted to use forfeited balances to reduce future employer contributions. At December 31, 2009 and 2008, forfeited account balances totaled $83,130 and $29,316, respectively.

Loans to Participants

Participants may borrow from their fund accounts a minimum of $1,000 and up to a maximum of the lesser of $50,000 or the greater of 50% of their vested account balance or $10,000 reduced by any outstanding loan balance on the date the new loan is made. Loan terms range from 1-5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the participant’s account balance and bear interest at a rate commensurate with local prevailing rates as determined quarterly by the Plan administrator. Principal and interest are paid ratably through monthly payroll deductions.

TechTeam Global Retirement Savings Plan
Notes to the Financial Statements (continued)

1. Description of the Plan (continued)

Payment of Benefits

A participant will receive a lump-sum distribution equal to the value of his or her account upon termination of service, death, disability or retirement. The benefit to which a participant is entitled is the benefit that can be provided from the vested value of the participant’s account.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of termination, the amount in each participant’s account would become 100% vested and would be distributed to each participant in accordance with distribution policies set forth in the Plan.

Fees and Expenses

The cost of the annual audit of the Plan’s financial statements is paid by the Company. All other expenses incurred by the Plan, consisting primarily of administrative costs, are paid by the Plan.

2. Summary of Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates that affect the amounts reported and disclosed in the financial statements and accompanying notes. Actual results could differ from those estimates.

TechTeam Global Retirement Savings Plan
Notes to the Financial Statements (continued)

2. Summary of Accounting Policies (continued)

Investments

Investments consist of mutual funds, pooled separate accounts, TechTeam Global, Inc. common stock and an unallocated contract. The fair value of participation units owned by the Plan in mutual funds and pooled separate accounts is based on quoted redemption values on the last business day of the Plan year. The TechTeam Global Stock Fund is administered as a pooled separate account and is stated at fair value. Investment in the unallocated contract is stated at the contract value, which approximates fair value. Participant loans are stated at the amount of their outstanding balance, which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest and dividend income are recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The Plan provides the Principal Fixed Income Guaranteed Option (“PFIGO”), a benefit-responsive group annuity contract issued by Principal Life Insurance Company (“PLIC”), as an investment option for participants. The objective of this investment option is to guarantee principal and provide a stated interest crediting rate backed by PLIC. Characteristics of this investment option allow for the principal value to remain stable regardless of the volatility of the bond markets. The PFIGO is a group annuity contract with a fixed rate of interest. Under the existing contract, the interest crediting rate is adjusted on a semi-annual basis and will not be less than the guaranteed minimum interest rate, which was 2.25% and 3% in 2009 and 2008, respectively. The average yield earned (interest credited) by the Plan and credited to participants was 3.81% and 4.63% in 2009 and 2008, respectively. Changes in future interest crediting rates will not be reported as an adjustment from fair value to contract value since fair value is considered book value less an early withdrawal charge for benefit-responsive investment contracts.

New Accounting Pronouncements

In April 2009, the Financial Accounting Standards Board (FASB) issued FASB Staff Position 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (“FSP 157-4”). FSP 157-4 amended FASB Statement No. 157 (codified as ASC 820) to provide additional guidance on estimating fair value when the volume and level of activity for an asset or liability have significantly decreased in relation to its normal market activity. FSP 157-4 also provided additional guidance on circumstances that may indicate that a transaction is not orderly and on defining major categories of debt and equity securities to comply with the disclosure requirements of ASC 820. The Plan adopted the guidance in FSP 157-4 for the reporting period ended December 31, 2009. Adoption of FSP 157-4 did not have a material effect on the Plan’s net assets available for benefits or its changes in net assets available for benefits.

TechTeam Global Retirement Savings Plan
Notes to the Financial Statements (continued)

2. Summary of Accounting Policies (continued)

In September 2009, the FASB issued Accounting Standards Update 2009-12, Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) (“ASU 2009-12”). ASU 2009-12 amended ASC 820 to allow entities to use net asset value (“NAV”) per share (or its equivalent), as a practical expedient, to measure fair value when the investment does not have a readily determinable fair value and the net asset value is calculated in a manner consistent with investment company accounting. The Plan adopted the guidance in ASU 2009-12 for the reporting period ended December 31, 2009 and has utilized the practical expedient to measure the fair value of investments within the scope of this guidance based on the investment’s NAV. Adoption of ASU 2009-12 did not have a material effect on the Plan’s net assets available for benefits or its changes in net assets available for benefits.

In January 2010, the FASB issued Accounting Standards Update 2010-06, Improving Disclosures about Fair Value Measurements, (“ASU 2010-06”). ASU 2010-06 amended ASC 820 to clarify certain existing fair value disclosures and require a number of additional disclosures. The guidance in ASU 2010-06 clarified that disclosures should be presented separately for each “class” of assets and liabilities measured at fair value and provided guidance on how to determine the appropriate classes of assets and liabilities to be presented. ASU 2010-06 also clarified the requirement for entities to disclose information about both the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements. In addition, ASU 2010-06 introduced new requirements to disclose the amounts (on a gross basis) and reasons for any significant transfers between Levels 1, 2 and 3 of the fair value hierarchy and present information regarding the purchases, sales, issuances and settlements of Level 3 assets and liabilities on a gross basis. With the exception of the requirement to present changes in Level 3 measurements on a gross basis, which is delayed until 2011, the guidance in ASU 2010-06 becomes effective for reporting periods beginning after December 15, 2009. The Company is currently evaluating the effect that the provisions of ASU 2010-06 will have on the Plan’s financial statements.

TechTeam Global Retirement Savings Plan
Notes to the Financial Statements (continued)

3. Nonparticipant-Directed Investments

Information about the significant components of changes in assets relating to the TechTeam Global Stock Fund was as follows:

Balance at December 31, 2008	$3,168,944
Employer contributions	334,250
Participant contributions	63,998
Appreciation in fair value of investment	991,566
Benefits paid to participants	(385,520)
Transfers out	(146,732)
Administrative fees	(3,770)
Balance at December 31, 2009	$4,022,736

4. Investments

Investments that represented 5% or more of fair value of the Plan’s net assets available for benefits were as follows:

	December 31
	2009	2008

TechTeam Global Stock Fund *	$4,022,736	$3,168,944
Principal Global Investors - Fixed Income Guaranteed Option	1,586,407	1,891,879
Principal Global Investors – Tm 2030 Sep Acct	1,140,861	550,025
American Fund Service Co – Am Fds Grth Fd of Am R3 Fund	1,008,664	829,657
American Century Inv. Mgmt – Am Cent Heritage A Fund	998,748	774,494

* Denotes nonparticipant-directed investment

During 2009, the Plan’s investments appreciated in fair value, as determined by quoted market prices or rate of return, as follows:

TechTeam Global Stock Fund	$991,566
Pooled separate accounts	1,424,561
Mutual Funds	737,711
Unallocated Contracts	57,386
$3,211,224

TechTeam Global Retirement Savings Plan
Notes to the Financial Statements (continued)

5. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

6. Reconciliation of Financial Statements to Form 5500

Contributions on the Form 5500 are recorded on the cash basis for the Plan year ended December 31, 2009. A reconciliation of the contributions made for plan benefits per the December 31, 2009 financial statements to the respective Form 5550 is as follows:

Contributions made for benefits per the financial statements (accrual basis)	$2,076,897
Contributions receivable reversal on the accrual basis	89,523
Contributions made for benefits per the Form 5500 (modified cash basis)	$2,166,420

7. Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated February 4, 2010, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan sponsor has indicated that it will take the necessary steps, if any, to bring the Plan's operations into compliance with the Code.

TechTeam Global Retirement Savings Plan
Notes to the Financial Statements (continued)

8. Financial Instruments Measured at Fair Value

On January 1, 2009, the Company adopted the provisions of Accounting Standards Codification 820, “Fair Value Measurements and Disclosures” (“ASC 820”) related to nonfinancial assets and liabilities on a prospective basis. ASC 820 establishes the authoritative definition of fair value, sets out a framework for measuring fair value and expands the required disclosures about fair value measurement. On January 1, 2008, the Company adopted the provisions of ASC 820 related to financial assets and liabilities as well as other assets and liabilities carried at fair value on a recurring basis. The valuation techniques required by ASC 820 are based on observable and unobservable inputs using the following hierarchy:

Level 1 —	Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 —
Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3 —	Unobservable inputs that reflect the reporting entity’s own assumptions.

The following table presents the Plan’s fair value hierarchy for those assets measured at fair value:

Investment Category	Balance at December 31, 2009	Level 1	Level 2	Level 3

Pooled separate accounts	$7,165,171	$—	$7,008,965	$156,206
Mutual funds	3,206,386	3,206,386	—	—
Unallocated contracts	1,586,407	—	—	1,586,407
TechTeam Global, Inc. common stock	4,022,736	4,022,736	—	—
Participant loans	498,396	—	—	498,396
Total	$16,479,096	$7,229,122	$7,008,965	$2,241,009

TechTeam Global Retirement Savings Plan
Notes to the Financial Statements (continued)

8. Financial Instruments Measured at Fair Value (continued)

Investment Category	Balance at December 31, 2008	Level 1	Level 2	Level 3

Pooled separate accounts	$5,083,051	$—	$4,891,639	$191,412
Mutual funds	2,600,792	2,600,792	—	—
Unallocated contracts	1,891,879	—	—	1,891,879
TechTeam Global, Inc. common stock	3,168,944	3,168,944	—	—
Participant loans	593,392	—	—	593,392
Total	$13,338,058	$5,769,736	$4,891,639	$2,676,683

Level 3 assets are not readily corroborated by observable market data. Fair value for the pooled separate accounts was provided by Principal Financial Group and the plan administrator compared a sample of underlying assets with quoted market sources. As more fully described in Note 2, the unallocated contract is valued at contract value which approximates fair value. The participant loan is valued at cost plus accrued interest, which approximates fair value. The following table represents a reconciliation of all Level 3 investments:

Investment Category	Balance at December 31, 2008	Total Gains or (Losses)	Interest Credited	Purchases, Issuances, Settlements	Balance at December 31, 2009

Unallocated contracts	$1,891,879	$—	$57,386	$(362,858)	$1,586,407
Pooled separate accounts	191,412	(65,760)	—	30,554	156,206
Participant loans	593,392	—	—	(94,996)	498,396

9. Subsequent Event

Pursuant to the subsequent events topic of the FASB codification, the Company evaluated subsequent events after December 31, 2009 and concluded no material transactions had occurred subsequent to that date that provided additional evidence about conditions which existed at or after December 31, 2009 requiring any adjustment to the unaudited condensed consolidated financial statements.

Supplemental Schedules

TechTeam Global Retirement Savings Plan

EIN:  38-2774613          Plan:  001

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

December 31, 2009

		Description of Investment
		Including Maturity Date,
Identity of Issue, Borrower		Rate of Interest, Collateral,		Current
or Similar Party		Par or Maturity Value	Cost	Value

*	Principal Global Investors	Fixed Income Guaranteed Option	***	$1,586,407
*	Principal Global Investors	Principal LifeTm 2030 Sep Acct	***	1,140,861
	American Funds Service Co	Am Fds Grth Fd of Am R3 Fund	***	1,008,664
	American Century Inv Mgt	Am Cent Heritage A Fund	***	998,748
*	Principal Global Investors	Principal LifeTm 2040 Sep Acct	***	808,273
	Goldman Sachs Asset Mgt	Mid-Cap Value I Sep Acct	***	758,470
*	Principal Global Investors	Diversified Intl Sep Acct	***	725,665
*	Principal Global Investors	Principal LifeTm 2020 Sep Acct	***	679,999
	MFS Investment Management	MFS Value R2 Fund	***	616,569
	Columbus Circle Investors	Large Co Growth Sep Acct	***	596,266
*	Principal Global Investors	Large Cap Stk Idx Sep Acct	***	561,636
*	Principal Global Investors	Bond and Mtg Sep Acct	***	468,947
*	Principal Global Investors	Intl Emerging Mkts Sep Acct	***	424,102
*	Principal Global Investors	Principal LifeTm 2050 Sep Acct	***	334,042
	Columbia Funds	Columbia Val & Restruct R Fd	***	242,012
*	Principal Global Investors	Sm-Cap Growth I SA-R3	***	224,280
	Franklin Advisors, Inc	Franklin Small Cap Value R Fund	***	215,253
*	Principal Global Investors	Principal U.S. Property Sep Acct	***	156,206
	Davis Funds	Davis New York Venture R Fund	***	125,141
*	Principal Global Investors	Sm Cap Stk Idx Sep Acct	***	91,144
*	Principal Global Investors	Medium Company Blend Sep Acct	***	74,282
*	Principal Global Investors	Prin LifeTm Str Inc Sep Acct	***	71,320
*	Principal Global Investors	Principal LifeTm 2010 Sep Acct	***	49,677
*	Participants	Loans to participants at interest rates ranging from
		5.25% to 10.25%, with various maturity dates	n/a	498,396
**	TechTeam Global, Inc.	TechTeam Global Stock Fund	$5,509,132	4,022,736

				$16,479,096

*	Party-in-interest
**	Party-in-interest, nonparticipant-directed fund
***	Cost is not required for participant-directed investments

TechTeam Global Retirement Savings Plan

EIN: 38-2774613         Plan:001

Schedule H, Line 4j—Schedule of Reportable 5% Transactions

December 31, 2009

Identity of Party Involved	Description of Asset	Purchase Price	Cost of asset	Selling Price	Net Gain/(Loss)

Principal Global Investors	Fixed Income Guaranteed Option	$334,553	$667,736	$697,381	$29,645
TechTeam Global, Inc.	TechTeam Global Stock Fund	541,814	1,252,651	679,562	(573,089)

There were no category (i), (ii) or (iv) reportable transactions during 2009.

SIGNATURES

The Plan.
Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustee of the TechTeam Global Retirement Savings Plan has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

June 24, 2010	TechTeam Global Retirement Savings Plan

	By:	/s/ Heidi K. Hagle
Heidi K. Hagle
Vice President, Human Resources